SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM U-6B-2

                   Certificate of Notification

                    Certificate is filed by:

                Entergy Global Investments, Inc.
                     425 West Capitol Avenue
                     Little Rock, AR  72201

     This certificate is notice that Entergy Global Investments, Inc., an Arkansas corporation ("EGI"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             One or more promissory notes (each,
             a "Note") issued on or after
             December 12, 2002 by EGI pursuant to
             the terms of an Inter-Company Credit
             Agreement between Entergy Power
             Hull, Ltd. ("EPHL") and EGI, which
             Credit Agreement was entered into
             effective December 12, 2002 (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not applicable.

      4.     Rate of interest per annum of each
             security:
             Advances of funds to EGI under each
             Note are calculated using a discount
             rate, applied against the face
             amount due under such Note, equal to
             EPHL's "effective cost of capital,"
             as such term is used in Rule 52(b)
             under the Act, as determined from
             time to time by EPHL.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, EGI may request advances
             from time to time up to the amount
             of credit available under the Credit
             Agreement.  As of the date of this
             Certificate, advances in the amount
             of $169,646,794.52 have been made by
             EPHL to EGI.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             Each advance under a Note shall
             mature on January 9, 2003.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             EPHL

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             See Item 4.

     11.     Application of proceeds of each
             security:
             To be used by EGI to repay
             indebtedness to Entergy Corporation
             incurred in connection with EGI's
             business.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6(a) because
             of:

             a.  the provisions contained in the
                 first sentence of Section 6(b):
             b.  the provisions contained in the
                 fourth sentence of Section 6(b):
             c.  the provisions contained in any
                 rule of the Commission other than
                 Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6(a) by virtue of the first
             sentence of Section 6(b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             or par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of the fourth
             sentence of Section 6(b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).





                       ENTERGY GLOBAL INVESTMENTS, INC.



                       By:   /s/ Steven C. McNeal
                              Steven C. McNeal
                         Vice President and Treasurer



Date: December 12, 2002